UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

ZeroFox Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

98955G 103

(CUSIP Number)

James C. Foster

c/o ZeroFox Holdings, Inc.

1834 S. Charles St.

Baltimore, MD 21230

885-936-9369

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 6, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98955G 103

1	NAME OF REPORTING PERSON James C. Foster
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 8,756,932
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,756,932
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,756,932
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 98955G 103

1	NAME OF REPORTING PERSON Wolf Acquisitions, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 60,475
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 60,475
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 60,475
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON PN

Introductory Note

This amendment to Schedule 13D (“Amendment No. 1”) supplements and amends the Schedule 13D of the Reporting Persons (the “Statement”) originally filed with the Securities and Exchange Commission (the “SEC”) on August 12, 2022. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Statement. This Amendment No. 1 is being filed to report James C. Foster’s execution of the Voting Agreement (as defined herein) in connection with the Issuer’s execution of the Merger Agreement (as defined herein), together with accompanying changes in disclosure responsive to Items 4 and 6 of the Schedule 13D, as further set forth below. Except as specifically provided herein, this Amendment No. 1 does not modify or amend any of the information previously reported in the Statement.

Item 4.	Purpose of Transaction.

Item 4 of the Statement is amended and supplemented by adding the following paragraphs at the end thereof:

On February 6, 2024, the Issuer entered into that certain agreement and plan of merger (the “Merger Agreement”) by and among the Issuer, ZI Intermediate II, Inc., a Delaware corporation (“Parent”), and HI Optimus Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of Parent (“Merger Sub”), providing for the merger of Merger Sub with and into the Issuer with the Issuer surviving as a wholly-owned subsidiary of Parent (the “Merger”), as described in further detail in the Issuer’s Current Report on Form 8-K filed with the SEC on February 6, 2024.

In connection with the Issuer’s execution of the Merger Agreement, on February 6, 2024, Mr. Foster, solely in his capacity as a stockholder of the Issuer, entered into a voting and support agreement (the “Voting Agreement”) with Parent. Pursuant to the Voting Agreement, Mr. Foster agreed to vote or cause to be voted all shares of Common Stock owned or subsequently acquired by the Reporting Persons in favor of the adoption of the Merger Agreement and the transactions contemplated thereby and against any alternative proposal to acquire the Issuer or actions that would impede, interfere with, delay, discourage, adversely affect, frustrate, prevent or nullify the Merger Agreement or the Merger. The Voting Agreement also contains certain restrictions on the transfer of shares of Common Stock by the Reporting Person. The Voting Agreement terminates upon the earlier of the Effective Time (as defined in the Merger Agreement), the termination of the Merger Agreement in accordance with its terms, upon mutual agreement of Parent and Mr. Foster, and certain other events.

The foregoing description of the Voting Agreement is qualified in its entirety by reference to the full text of such agreement. A copy of the Voting Agreement is filed as Exhibit 6 to this Amendment No. 1, and the information set forth in the Voting Agreement is incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Statement is amended by deleting paragraph (a) thereof and replacing such paragraph with the following:

(a) Mr. Foster beneficially owns 8,756,932 shares of Common Stock, which includes 60,475 shares of Common Stock held by Wolf, representing 7.0% of the outstanding shares of Common Stock as of December 6, 2023, based on 124,556,726 shares of Common Stock outstanding, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on December 7, 2023. Wolf beneficially owns 60,475 shares of Common Stock, representing 0.1% of such outstanding shares of Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Statement is amended and supplemented as follows: the description of the Voting Agreement set forth in Item 4 hereof is hereby incorporated by reference into this Item 6, as applicable.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended and supplemented to include the following exhibit:

Exhibit 6:	Voting and Support Agreement, dated as of February 6, 2024, by and between James C. Foster and Parent

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: February 6, 2024

/s/ James C. Foster
James C. Foster

Wolf Acquisitions, L.P.

By:	/s/ James C. Foster
Name:	James C. Foster
Title:	Managing Member

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